Exhibit 21.1

Saba Software, Inc.

List Subsidiaries as of May 31, 2011

Company Name	Jurisdiction of Incorporation
Saba Software Pty. (Australia) Ltd.	Australia
Saba Software (Bermuda) Ltd.	Bermuda
Saba Software Do Brasil LTDA	Brazil
Saba Software (Canada) Inc.	Canada
Saba Software International, Inc.	Delaware
Saba Software SARL	France
Saba Software GmbH	Germany
Saba Software India Private Limited	India
Saba Software K.K.	Japan
Saba Software (UK) Ltd.	United Kingdom
Storm Holding Corporation	Delaware
Human Performance Technologies, Inc.	Delaware
THINQ Learning Solutions, Inc.	Delaware
THINQ Learning Solutions, Inc.	Australia
Training Server, Inc.	Maryland
Centra Software, LLC	Delaware
Centra Software, LLC	Massachusetts
Centra Software Australia Pty Ltd.	Australia
Centra Software Security Corporation	Massachusetts
Centra RTP, Inc.	Delaware
Ultris Inc.	California
Pedagogue Solutions, Inc.	New Jersey
Comartis Group, Ltd.	Switzerland
Comartis AG	Switzerland
Comartis SARL	Morocco